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                              August 30, 2023

       Jacky Wu
       Chief Financial Officer
       DigitalBridge Group, Inc.
       750 Park of Commerce Drive
       Suite 210
       Boca Raton, FL 33487

                                                        Re: DigitalBridge
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            Filed August 4,
2023
                                                            File No. 001-37980

       Dear Jacky Wu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 44

   1. We note you have identified multiple factors that impact your operating results but it does not appear that you
have separately quantified each factor. For example purposes only, we note your disclosure
that the increase in depreciation and amortization can be attributed to real estate and
intangible assets acquired, accelerated amortization of lease intangibles in connection with an
early lease termination in the Vantage SDC portfolio, and that the increase was offset by
accelerated amortization recognized in the first quarter of 2021 on a trade name intangible
in anticipation of the Company's name change in June 2021 and a decrease in
amortization expense on lease intangibles following the expiration of short
 Jacky Wu
DigitalBridge Group, Inc.
August 30, 2023
Page 2
         term leases in your colocation data center business. When there are multiple factors impacting your operating results, please revise your disclosures to separately quantify the impact from each factor.
Non-GAAP Supplemental Financial Measures, page 52

2. We note your presentation of Distributable Earnings, after tax attributable to Operating
         Company, Adjusted EBITDA attributable to Operating Company, Investment Management Adjusted EBITDA, and Investment Management FRE -
attributable to
         Operating Company. Please tell us and revise your disclosure to provide a more robust discussion of the design and purpose of these measures and of the reasons you believe adjusting your GAAP performance measure to include or exclude the reconciling items provides useful information to investors. In this regard, please consider providing sufficient detail for an investor to understand why each reconciling item is necessary. In
         addition, please clarify for us and in your filing the nature of the adjustment for incentive fee and carried interest, net of associated compensation expense to arrive at Investment
         Management Adjusted EBITDA.
Form 10-Q for the Quarterly Period Ended June 30, 2023

Item 1. Financial Statements, page 4

3. Please tell us why you believe it is appropriate to include your supplemental schedule to the consolidated balance sheets and supplemental schedule to the consolidated statements of operations in the Financial Statements section, rather than in the footnotes with other segment disclosures. Within your response, please reference the authoritative literature you relied upon.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295,
with any questions.



FirstName LastNameJacky Wu                                      Sincerely,
Comapany NameDigitalBridge Group, Inc.
                                                                Division of
Corporation Finance
August 30, 2023 Page 2                                          Office of Real
Estate & Construction
FirstName LastName